UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61576 / February 24, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13759

In the Matter of
 	
Macheezmo Mouse Restaurants, Inc.,
Mannix Resources, Inc. (f/k/a Ridel
    Resources, Ltd.),
Mast/Keystone, Inc.,
Mego Financial Corp.,
Melloncamp, Inc.,
Metal Mines, Inc., and
Metawave Communications Corp.,
 	
    Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO MANNIX RESOURCES, INC. (f/k/a RIDEL RESOURCES, LTD.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Mannix Resources, Inc. (f/k/a Ridel Resources, Ltd.) ("Mannix Resources" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on January 21, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Mannix Resources, Inc. (f/k/a Ridel Resources, Ltd.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   Mannix (CIK No. 1052129) is a British Columbia corporation located in Vancouver, British Columbia, Canada. At all times relevant to this proceeding, the securities of Mannix have been registered under Exchange Act Section 12(g).

     2.   Mannix has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder because it has not filed any periodic reports with the Commission since August 18, 1998.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                            Elizabeth M. Murphy
                            Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.